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EXHIBIT 12.1

NTL INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2004	2003	2002(1)	2001	2000
	Reorganized Company	Reorganized Company	Predecessor Company	Predecessor Company	Predecessor Company
	(in millions)
Fixed charges:
Interest	£271.0	£459.9	£571.0	£929.6	£669.7
Interest portion of rental expense	14.9	14.9	28.9	14.9	7.7

Fixed charges	£285.9	£474.8	£599.9	£944.5	£677.4

Earnings:
(Loss) from continuing operations	£(504.4)	£(606.6)	£(1,617.4)	£(7,882.6)	£(1,647.7)
Fixed charges	285.9	474.8	599.9	944.5	677.4
Less: capitalized interest	—	(3.4)	(30.8)	(47.0)	(62.7)

	£(218.5)	£(135.2)	£(1,048.3)	£(6,985.1)	£(1,033.0)

Ratio of earnings to fixed charges
Deficiency	£(504.4)	£(610.0)	£(1,648.2)	£(7,929.6)	£(1,710.4)

        The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1)
In accordance with SOP 90-7, the Company discontinued accruing interest on certain of its debt. For the year ended December 31, 2002, contractual interest was £948.7 million, which was £429.4 million in excess of reported interest expense.

(2)
For the years ended December 31, 2004, 2003, 2002, 2001, and 2000, the deficit of earnings to fixed charges was £504.4 million, £610.0 million, £1,648.2 million, £7,929.6 million, and £1,710.4 million, respectively.

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  EXHIBIT 12.1
NTL INCORPORATED AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES